UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F	☐ Form 11-K ☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2007

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Caspian Services, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

257 East 200 South, Suite 340

Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84111

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jim Gunnell	801	746-3700
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the three and six months periods ended March 31, 2007 total revenues will have increased 6% and 44% respectively. These increases are primarily attributable to improving day rates and utilization and the increased size of our vessel fleet in 2007 and providing more geophysical services, particularly during the first fiscal quarter of 2007.

The Company believes that total operating expenses will have increased 39% and 55% respectively during the three and six months ended March 31, 2007. The increases in total operating expenses are primarily attributable to the expansions in personnel and equipment in our geophysical services segment and higher personnel and repair costs in our vessel operations segment.

The Company expects to realize a loss from operations during the three months ended March 31, 2007 of $3,460,000, compared to a loss from operations of $1,198,000 during the three months ended March 31, 2006. The Company anticipates income from operations of $161 and $1,355 during the six month periods ended March 31, 2007 and 2006, respectively. This increase in loss from operations during the three months and decrease in net income during the six months is largely attributable to increased operating expenses as discussed in the preceding paragraph.

During the three and six month periods ended March 31, 2007, the Company anticipates realizing net income of $23,000 and $1,829,000, respectively, compared to net losses of $3,592,000 and $1,530, respectively during the three and six month periods ended March 31, 2006. This change from a net loss during the 2006 periods to net income from the 2007 periods results from the sale by the Company of its 50% interest in Bautino Development Company in March 2007 for $3,000,000.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2007	By /s/ Laird Garrard
Laird Garrard, Chief Executive Officer